# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vertical Data Inc., CIK 0002033264
CUSIP: 92490D105
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1887 WHITNEY MESA DRIVE #9810, Henderson, Nevada (NV), 89014
Date of event which requires filing of this statement: 04/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002130239

## Reporting persons
- Goal Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 553,000; sole dispositive power 0; shared dispositive power 553,000; aggregate amount beneficially owned 553,000 (3.99% of the class)
- DC 2022 Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 180,000; sole dispositive power 0; shared dispositive power 180,000; aggregate amount beneficially owned 180,000 (1.3% of the class)
- Daniel Gravelle: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 733,000; shared voting power 0; sole dispositive power 733,000; shared dispositive power 0; aggregate amount beneficially owned 733,000 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Vertical Data Inc.
Address of issuer's principal executive offices: 1887 WHITNEY MESA DRIVE #9810

## Item 2. Person Filing
Name of person filing: Daniel Gravelle
Address of principal business office or, if none, residence: 34 VIA DI NOLA, LAGUNA NIGEL, CA 92677
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 733000
Percent of class: 5.3
Sole power to vote or to direct the vote: 733000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 733000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Goal Capital Inc.: /s/ Daniel Gravelle, Goal Capital Inc., CEO (04/28/2026)
- DC 2022 Trust: /s/ Daniel Gravelle, DC 2022 Trust, Trustee Daniel Gravelle (04/28/2026)
- Daniel Gravelle: /s/ Daniel Gravelle, Individual (04/28/2026)